UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lizhi Inc.

(Name of Issuer)

Class A Ordinary Shares $0.0001 par value per share

(Title of Class of Securities)

53933L 104**

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 53933L 104 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LIZI.” One ADS represents twenty Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53933L 104	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China I, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 164,574,990 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 164,574,990 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,574,990 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 17.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by Matrix Partners China I Hong Kong Limited (“Matrix HK I”), Matrix Partners China I, L.P. (“Matrix China I”), Matrix Partners China I-A, L.P. (“Matrix China I-A”), Matrix China Management I, L.P. (“Matrix Management I”), Matrix China I GP GP, Ltd. (“Matrix I GP”) and Yibo Shao (“Shao,” collectively, with Matrix HK I, Matrix China I, Matrix China I-A, Matrix Management I and Matrix I GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of 82,287,510 Class A ordinary shares and 4,114,374 ADSs held indirectly by Matrix China I (through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 922,697,730 Class A ordinary shares outstanding as of September 30, 2020, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 104	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China I-A, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 16,675,000 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 16,675,000 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,675,000 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 1.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 8,337,500 Class A ordinary shares and 416,875 ADSs held indirectly by Matrix China I-A (through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 922,697,730 Class A ordinary shares outstanding as of September 30, 2020, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 104	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China Management I, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 181,249,990 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 181,249,990 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,249,990 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 19.6% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 82,287,510 Class A ordinary shares and 4,114,374 ADSs held indirectly by Matrix China I and 8,337,500 Class A ordinary shares and 416,875 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 922,697,730 Class A ordinary shares outstanding as of September 30, 2020, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 104	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China I GP GP, Ltd.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 181,249,990 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 181,249,990 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,249,990 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 19.6% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 82,287,510 Class A ordinary shares and 4,114,374 ADSs held indirectly by Matrix China I and 8,337,500 Class A ordinary shares and 416,875 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 922,697,730 Class A ordinary shares outstanding as of September 30, 2020, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 104	SCHEDULE 13G

1.	Names of Reporting Persons Yibo Shao
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 181,249,990 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 181,249,990 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,249,990 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 19.6% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 82,287,510 Class A ordinary shares and 4,114,374 ADSs held indirectly by Matrix China I and 8,337,500 Class A ordinary shares and 416,875 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 922,697,730 Class A ordinary shares outstanding as of September 30, 2020, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 104	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China I Hong Kong Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 181,249,990 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 181,249,990 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,249,990 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 19.6% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 82,287,510 Class A ordinary shares and 4,114,374 ADSs held indirectly by Matrix China I and 8,337,500 Class A ordinary shares and 416,875 ADSs held indirectly by Matrix China I-A (in each case through Matrix HK I). Matrix Management I and Matrix I GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix I GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 922,697,730 Class A ordinary shares outstanding as of September 30, 2020, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 53933L 104	SCHEDULE 13G

Item 1.	Issuer

(a) Name of Issuer: Lizhi Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

People’s Republic of China

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

This statement on Schedule 13G is being filed jointly by the following persons, collectively, the “Reporting Persons”:

(a) Name of Person Filing

Matrix Partners China I, L.P. (“Matrix China I”)

Matrix Partners China I-A, L.P. (“Matrix China I-A”)

Matrix China Management I, L.P. (“Matrix Management I”)

Matrix China I GP GP, Ltd. (“Matrix I GP”)

Matrix Partners China I Hong Kong Limited (“Matrix HK I”)

Yibo Shao (“Shao”)

(b) Address of Principal Business Office or, if none, Residence

Matrix Partners China I, L.P.

Matrix Partners China I-A, L.P.

Matrix China Management I, L.P.

Matrix China I GP GP, Ltd.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Matrix Partners China I Hong Kong Limited

Yibo Shao

Flat 2807, 28/F

AIA Central

No. 1 Connaught Road, Central

Hong Kong, China

(c) Citizenship

Matrix Partners China I, L.P.: Cayman Islands

Matrix Partners China I-A, L.P.: Cayman Islands

Matrix China Management I, L.P.: Cayman Islands

Matrix China I GP GP, Ltd.: Cayman Islands

Matrix Partners China I Hong Kong Limited: Hong Kong

Yibo Shao: People’s Republic of China

CUSIP No. 53933L 104	SCHEDULE 13G

(d) Title of Class of Securities: ordinary shares, par value of $0.0001 per share, of the issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e) CUSIP No.: 53933L 104

CUSIP number 53933L 104 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LIZI.” No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2020:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

CUSIP No. 53933L 104	SCHEDULE 13G

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Exhibits:

Exhibit I:	Joint Filing Agreement by and among Matrix Partners China I Hong Kong Limited, Matrix Partners China I, L.P., Matrix Partners China I-A, L.P., Matrix China Management I, L.P., Matrix China I GP GP, Ltd. and Yibo Shao.

CUSIP No. 53933L 104	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

MATRIX PARTNERS CHINA I HONG KONG LIMITED

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA I, L.P.

By: Matrix China Management I, L.P.
By: Matrix China I GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA I-A, L.P.

By: Matrix China Management I, L.P.
By: Matrix China I GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT I, L.P.
By: Matrix China I GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA I GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao YIBO SHAO